1The following principal investment strategies are effective for Fidelity New York Municipal Money Market Fund.

FMR may invest up to 20% of the fund's assets in municipal securities whose interest is subject to New York State and City personal income tax under normal circumstances. FMR may invest all of the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax.

The supply of and demand for municipal money market securities can vary from time to time. When FMR believes that suitable municipal money market securities are not available, or during other unusual market conditions, FMR may leave a significant portion of the fund's assets uninvested, or may invest up to 20% of the fund's assets in securities subject to state and/or federal income tax.

The following principal investment strategies are effective for Fidelity New York AMT Tax-Free Money Market Fund.

Normally not investing in municipal securities whose interest is subject to the federal alternative minimum tax.

FMR may invest up to 20% of the fund's assets in municipal securities whose interest is subject to New York State and City personal income tax under normal circumstances. FMR does not currently intend to invest the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax.

The supply of and demand for municipal money market securities can vary from time to time. When FMR believes that suitable municipal money market securities are not available, or during other unusual market conditions, FMR may leave a significant portion of the fund's assets uninvested, or may invest up to 20% of the fund's assets in securities subject to state and/or federal income tax.